
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

July 31, 2003


03024968

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following documents:

1. Brief Statements of Quarterly Financial Results dated July 30, 2003 (Consolidated basis. USGAAP) [English translation];

2. Press Release dated July 30, 2003 [English translation];

3. Press Release dated July 31, 2003 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3452, fax: 81(3)-5166-6292).

July 30, 2003

Consolidated quarterly results 2003 (First quarter ended June 30, 2003)

[Prepared on the basis of accounting principles generally accepted in the United States of America]


Sumitomo
Corporation

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Keiji Nakajima, Corporate Communications Dept. Tel.+81-3-5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel.+81-3-5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the first quarter (April 1, 2003-June 30, 2003)

	Three months ended Jun. 30, 2003	Three months ended Jun. 30, 2002	increase/ (decrease)	Annual Targets Year ending Mar. 31, 2004 (announced in Apr. 2003)
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Total Trading Transactions	2,018,495	1,975,494	43,001	9,300,000
Gross Trading Profit	116,315	115,055	1,260	525,000
Operating Income	17,200	16,781	419	100,000
Net Income	12,509	10,309	2,200	60,000

	As of Jun. 30, 2003	As of Mar. 31, 2003	increase/ (decrease)
	(millions of yen)	(millions of yen)	(millions of yen)
Total Assets	4,797,582	4,863,695	(66,113)
Total Shareholders' Equity	662,338	626,250	36,088
Shareholders' Equity Ratio	13.8%	12.9%	0.9 pt

Notes 1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the first quarter are not audited by independent public accountants.
3) First quarter : Number of consolidated subsidiaries; 539, Number of equity method applied associated companies; 205
Previous fiscal year : Number of consolidated subsidiaries; 534, Number of equity method applied associated companies; 187
4) Amounts are rounded to the nearest million.
5) Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

2. Operating results for the first quarter (April 1, 2003-June 30, 2003)

The Company's consolidated total trading transactions for the three months ended June 30, 2003 was 2,018.5 billion yen, a 2.2% increase from the same period of the previous year.
Gross trading profit increased by 1.3 billion yen to 116.3 billion yen, mainly due to expansion of iron and steel exports to Asian countries and steel service centers operation by the Metal Products Business Unit and strong performances of automobile businesses in Europe and Asia by the Transportation & Construction Systems Business Unit.
Selling, general and administrative expenses increased by 1.2 billion yen, mainly in personnel expenses due to an increase of retirement benefit expenses and expansion of business activities at subsidiaries.
In addition, equity in earnings of assoicated companies amounted to 4.4 billion yen, an increase of 2.8 billion yen, reflecting improvements in Jupiter Telecommunications and others.
As a result, net income for the three months ended June 30, 2003 totaled 12.5 billion yen, an increase of 2.2 billion yen or a 21.3% increase, from the same period of the previous year.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Three-month periods ended June 30, 2003 and 2002
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2003	2002	2003
Total trading transactions	¥ 2,018,495	¥ 1,975,494	$ 16,821
Gross trading profit	¥ 116,315	¥ 115,055	$ 969
Other income (expense):			
Selling, general and administrative expenses	(98,841)	(97,604)	(824)
Provision for allowance for doubtful receivables	(274)	(670)	(2)
Interest expense, net of interest income	(1,250)	(1,726)	(10)
Dividends	3,240	2,737	27
Gain (Loss) on marketable securities and investments, net	2,596	(688)	22
Other, net	(3,339)	40	(28)
Total	(97,868)	(97,911)	(815)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	18,447	17,144	154
Income taxes	(8,517)	(7,439)	(71)
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	9,930	9,705	83
Minority interests in earnings of subsidiaries	(1,794)	(933)	(15)
Equity in earnings of associated companies	4,373	1,537	36
Net income	¥ 12,509	¥ 10,309	$ 104
Disclosure of comprehensive income			
Net income for the period	¥ 12,509	¥ 10,309	$ 104
Other comprehensive income (loss), net of tax:			
Net unrealized holding gains (losses) on securities available for sale	25,801	(4,236)	215
Foreign currency translation adjustments	3,160	1,979	26
Net unrealized losses on derivatives	(1,124)	(17)	(9)
Comprehensive income	¥ 40,346	¥ 8,035	$ 336

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥120=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2003 (Unaudited) and March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2003	March 31, 2003	June 30, 2003
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 274,772	¥ 324,358	$ 2,290
Time deposits	10,000	3,360	83
Marketable securities	3,986	7,643	33
Receivables-trade			
Notes and loans	258,323	270,737	2,153
Accounts	1,020,798	1,095,814	8,507
Associated companies	138,776	138,329	1,156
Allowance for doubtful receivables	(11,128)	(9,762)	(93)
Inventories	427,539	413,091	3,563
Deferred income taxes	29,853	29,273	249
Advance payments to suppliers	62,824	47,802	523
Other current assets	122,226	116,129	1,019
Total current assets	2,337,969	2,436,774	19,483
Investments and long-term receivables:			
Investments in and advances to associated companies	381,569	375,743	3,180
Other investments	430,874	413,572	3,591
Long-term receivables	718,459	666,049	5,987
Allowance for doubtful receivables	(73,197)	(76,185)	(610)
Total investments and long-term receivables	1,457,705	1,379,179	12,148
Property and equipment, at cost less accumulated depreciation	727,168	761,016	6,060
Other assets	274,740	286,726	2,289
Total	¥ 4,797,582	¥ 4,863,695	$ 39,980

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥120=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2003 (Unaudited) and March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2003	March 31, 2003	June 30, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 524,945	¥ 615,840	$ 4,374
Current maturities of long-term debt	463,949	382,164	3,866
Payables-trade			
Notes and acceptances	114,320	115,189	953
Accounts	680,111	728,680	5,668
Associated companies	52,918	25,565	441
Income taxes	7,751	17,075	65
Accrued expenses	40,153	47,695	335
Advances from customers	76,943	60,462	641
Other current liabilities	113,830	97,245	948
Total current liabilities	2,074,920	2,089,915	17,291
Long-term debt, less current maturities	1,969,571	2,045,957	16,413
Accrued pension and retirement benefits	8,487	9,075	71
Deferred income taxes	5,159	3,914	43
Minority interests	77,107	88,584	643
Shareholders' equity:			
Common stock	169,439	169,439	1,412
Additional paid-in capital	189,548	189,548	1,580
Retained earnings:			
Appropriated for legal reserve	17,686	17,686	147
Unappropriated	325,949	317,694	2,716
	343,635	335,380	2,863
Accumulated other comprehensive income (loss):			
Net unrealized holding gains (losses) on securities available for sale	19,539	(6,262)	162
Foreign currency translation adjustments	(57,127)	(60,287)	(476)
Net unrealized losses on derivatives	(1,943)	(819)	(16)
Treasury stock, at cost	(753)	(749)	(6)
Total shareholders' equity	662,338	626,250	5,519
Total	¥ 4,797,582	¥ 4,863,695	$ 39,980

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥120=US$1.

Sumitomo Corporation and Subsidiaries

Segment Information

Three-month periods ended June 30, 2003 and 2002
(Unaudited)

Operating segments:

2003: Segment	Millions of Yen: Total trading transactions	Gross trading profit	Net income	As of June 30 Segment assets
Metal Products	¥ 234,733	¥ 10,139	¥ 2,267	¥ 340,464
Transportation & Construction Systems	275,861	22,244	3,192	788,766
Machinery & Electric	267,376	4,018	(554)	426,415
Media, Electronics & Network	79,697	9,072	1,748	358,697
Chemical	93,857	5,323	380	175,313
Mineral Resources & Energy	309,827	5,932	431	272,875
Consumer Goods & Service	206,784	21,784	1,404	280,324
Materials & Real Estate	99,745	13,345	2,232	572,924
Financial & Logistics	17,142	3,584	239	161,758
Domestic Regional Business Units and Offices	237,741	9,099	62	387,585
Overseas Subsidiaries and Branches	309,804	12,690	972	521,265
Segment Total	2,132,567	117,230	12,373	4,286,386
Corporate and Eliminations	(114,072)	(915)	136	511,196
Consolidated	¥ 2,018,495	¥ 116,315	¥ 12,509	¥ 4,797,582

2002: Segment	Millions of Yen: Total trading transactions	Gross trading profit	Net income	As of March 31 Segment assets
Metal Products	¥ 210,207	¥ 8,433	¥ 1,625	¥ 344,055
Transportation & Construction Systems	263,740	20,525	1,807	764,872
Machinery & Electric	290,558	4,400	(398)	451,214
Media, Electronics & Network	79,021	7,670	(1,610)	339,205
Chemical	88,670	5,322	(156)	186,508
Mineral Resources & Energy	286,469	7,000	785	309,513
Consumer Goods & Service	208,083	21,509	2,298	271,461
Materials & Real Estate	116,666	14,762	1,556	449,586
Financial & Logistics	27,280	3,386	241	161,539
Domestic Regional Business Units and Offices	262,040	11,529	(248)	569,789
Overseas Subsidiaries and Branches	253,637	13,199	567	503,706
Segment Total	2,086,371	117,735	6,467	4,351,448
Corporate and Eliminations	(110,877)	(2,680)	3,842	512,247
Consolidated	¥ 1,975,494	¥ 115,055	¥ 10,309	¥ 4,863,695

2003: Segment	Millions of U.S.Dollars: Total trading transactions	Gross trading profit	Net income	As of June 30 Segment assets
Metal Products	$ 1,956	$ 85	$ 19	$ 2,837
Transportation & Construction Systems	2,299	185	27	6,573
Machinery & Electric	2,228	33	(5)	3,554
Media, Electronics & Network	664	76	14	2,989
Chemical	782	44	3	1,461
Mineral Resources & Energy	2,582	49	4	2,274
Consumer Goods & Service	1,723	182	12	2,336
Materials & Real Estate	831	111	19	4,774
Financial & Logistics	143	30	2	1,348
Domestic Regional Business Units and Offices	1,981	76	0	3,230
Overseas Subsidiaries and Branches	2,582	106	8	4,344
Segment Total	17,771	977	103	35,720
Corporate and Eliminations	(950)	(8)	1	4,260
Consolidated	$ 16,821	$ 969	$ 104	$ 39,980

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥120=US$1.

July 30, 2003

Highlights of consolidated quarterly results 2003 (First quarter ended June 30, 2003)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Three months ended June 30, 2003	Three months ended June 30, 2002	increase/(decrease) amount	increase/(decrease) percentage	Annual targets (announced in April, 2003)	Achievement
Total trading transactions	20,185	19,755	430	2.2%	93,000	22%
Gross trading profit	1,163	1,151	13	1.1%	5,250	22%
Selling, general and administrative expenses	(988)	(976)	(12)	(1.3%)	(4,220)	23%
Provision for allowance for doubtful receivables	(3)	(7)	4	59.1%	(30)	9%
Operating income	172	168	4	2.5%	1,000	17%
Interest expense, net of interest income	(13)	(17)	5	27.6%	(80)	
Dividends	32	27	5	18.4%	60	
Gain (Loss) on marketable securities and investments, net	26	(7)	33	-	(150)	
Other, net	(33)	0	(34)	-		
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	184	171	13	7.6%	830	
Income taxes	(85)	(74)	(11)	(14.5%)	(315)	
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	99	97	2	2.3%	515	
Minority interests in earnings of subsidiaries	(18)	(9)	(9)	(92.3%)	(65)	
Equity in earnings of associated companies	44	15	28	184.5%	150	29%
Net income	125	103	22	21.3%	600	21%

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Calculation for reference*	157	122	34	27.9%	736	21%

*Calculation: (Gross trading profit+Selling, general and administrative expenses+Interest expenses, net of interest income+Dividends)×58%+Equity in earnings of associated companies, net

Summary

Gross trading profit

Businesses which showed strong performances

- Iron and steel exports to Asia, steel service centers operation
- Automobile businesses in Europe and Asia, Sumisho Auto Leasing
- Sumisho Computer Systems, Sumisho Electronics

Businesses which showed weak performances

- Domestic businesses

Selling, general and administrative expenses

Increases in
- personnel expenses due to an increase of retirement benefit expenses and expansion of business activities at subsidiaries
- depreciation of software

Gain (Loss) on marketable securities and investments, net

- Decrease of valuation losses on overseas unlisted securities related to information and telecommunication businesses
- Increase of capital gains

Other, net

- Expenses related to copper trading litigation

Equity in earnings of associated companies

- Jupiter Telecommunications, recorded profit for the first time
- Improvements in Jupiter Programming and LNG Japan etc.
- Strong performances in Sumisho Lease and MS Communications

Unit: 100 millions of yen (rounded to the nearest 100 million)

Segment Information	Gross trading profit			Operating income			Net income			Assets		
	Three months ended June 30, 2003	Three months ended June 30, 2002	increase/ (decrease)	Three months ended June 30, 2003	Three months ended June 30, 2002	increase/ (decrease)	Three months ended June 30, 2003	Three months ended June 30, 2002	increase/ (decrease)	As of June 30, 2003	As of March 31, 2003	increase/ (decrease)
Metal Products	101	84	17	35	23	13	23	16	6	3,405	3,441	(36)
Transportation & Construction Systems	222	205	17	44	33	11	32	18	14	7,888	7,649	239
Machinery & Electric	40	44	(4)	(16)	(13)	(3)	(6)	(4)	(2)	4,264	4,512	(248)
Media, Electronics & Network	91	77	14	4	(10)	14	17	(16)	34	3,587	3,392	195
Chemical	53	53	0	6	3	4	4	(2)	5	1,753	1,865	(112)
Mineral Resources & Energy	59	70	(11)	(2)	7	(9)	4	8	(4)	2,729	3,095	(366)
Consumer Goods & Service	218	215	3	24	38	(13)	14	23	(9)	2,803	2,715	89
Materials & Real Estate	133	148	(14)	44	75	(31)	22	16	7	5,729	4,496	1,233
Financial & Logistics	36	34	2	2	1	1	2	2	0	1,618	1,615	2
Domestic Regional Business Units and Offices	91	115	(24)	6	4	2	1	(2)	3	3,876	5,698	(1,822)
Overseas Subsidiaries and Branches	127	132	(5)	10	5	5	10	6	4	5,213	5,037	176
Segment Total	1,172	1,177	(5)	158	164	(7)	124	65	59	42,864	43,514	(651)
Corporate & Eliminations	(9)	(27)	18	14	3	11	1	38	(37)	5,112	5,122	(11)
Consolidated	1,163	1,151	13	172	168	4	125	103	22	47,976	48,637	(661)

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Assets and Liabilities	As of June 30, 2003	As of March 31, 2003	increase/ (decrease)
Total assets	47,976	48,637	(661)
Total shareholders' equity	6,623	6,263	361
Shareholders' equity ratio	13.8%	12.9%	0.9points
Interest-bearing liabilities, net	24,612	25,028	(417)
Debt-equity ratio, net (Times)	3.7	4.0	(0.3points)

Summary

Shareholders' equity ratio

Increased by 0.9 points due to the decrease of total assets and the increase of shareholders' equity, mainly in retained earnings and net unrealized holding gains on securities available for sales reflecting the recovery of the stock market

Debt-equity ratio, net

Improved by 0.3 points due to the decrease of interest-bearing liabilities, net and the increase of shareholders' equity

For Immediate Release

July 30, 2003

To Whom It May Concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Issuance of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (hereafter referred to as the "Company") hereby announces that the Board of Directors, at a meeting held on July 30, 2003, resolved a proposal to issue new share acquisition rights as stock options to Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company (hereafter referred to as "Company directors and others"), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The specific terms of the stock options issue are as follows:

1. **Type and Number of Shares Subject to New Share Acquisition Rights**
   167,000 of the Company's common shares
   If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

   NUMBER OF SHARES AFTER ADJUSTMENT =
   NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

2. **Total Number of New Share Acquisition Rights to be Issued**
   167 rights (1,000 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 1. above, the same adjustments shall also be made here.)

3. **Issue Price of New Share Acquisition Rights**
   To be issued without consideration.

4. **Issue Date of New Share Acquisition Rights**
   July 31, 2003

5. **Amount to be Paid upon Exercise of New Share Acquisition Rights**
   The exercise price per share shall be JPY 576 (the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on each day of the month before the month in which the new share acquisition rights are granted, multiplied by 1.05); provided, however, that if the exercise price as so computed would be less than the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are granted, the exercise price shall be such closing price.

The amount to be paid for exercising one new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every new share acquisition right, as defined in item 2.

If the Company issues the new shares at a price below market price, the exercise price shall be adjusted using the following formula and then rounded up to eliminate any yen fractions arising from the adjustment. This formula shall not be utilized in circumstances such as the conversion of convertible bonds, the exercise of new share acquisition rights or new share subscription rights, and public stock offerings that have a fair issue price for the stock.

$$\text{Post-adjustment exercise price} = \text{Pre-adjustment exercise price} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid-in price per newly issued share}}{\text{Share price before new issuance}}}{\text{Number of shares already issued} + \text{Increase in number of shares resulting from new issuance}}$$

Moreover, in the event of a stock split or a reverse stock split, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any yen fractions arising from the adjustment.

In addition to the above, in the event that an adjustment becomes necessary with respect to the exercise price due to a merger between the Company and any other entity or a business succession for corporate division of the Company, such adjustment shall be carried out to a reasonable extent and in an appropriate manner.

6. **Period for the Exercise of New Share Acquisition Rights**
   From April 1, 2004 until June 30, 2008.

7. **Conditions of the Exercise of New Share Acquisition Rights**
   a. Grantees of the new share acquisition rights must also, at the time of the exercise thereof, be a Director, and Executive Officer or a Corporate Officer of the Company.
   b. Even before expiration of the exercise period, under the following circumstances, grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.
      i. In situations where the grantee of the new share acquisition rights is found to have committed a crime that is punishable by imprisonment or a harsher punishment.
      ii. If the grantee of the new share acquisition rights passes away.
      iii. If the grantee of the new share acquisition rights announces, in writing, the decision to renounce all or part of the new share acquisition rights on company prescribed letterhead.
   c. Transfer, pledge or any other encumbrance or inheritance of new share acquisition rights shall not be permitted.
   d. The allotted new share acquisition rights are only allowed to be exercised by the number of shares that is the integral multiple of the number of the rights in question.

8. **Retirement of New Share Acquisition Rights**
   The Company may retire the allotment of new share acquisition rights without consideration if the person to whom such rights are allotted becomes unable to exercise the rights under the terms stipulated in item 7, part a.

9. **Restrictions on the Transfer of New Share Acquisition Rights**
   The transfer of new share acquisition rights requires the approval of the Board of Directors.

10. New Share Acquisition Right Securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

11. Amount Not to be Capitalized of the Exercise Price of New Shares

The amount not to be capitalized will be half of the issue price per share as established in item 3 and 5. Any yen fractions arising from the calculation shall be discarded.

Furthermore, if any adjustments stated in item 5 are made to the issue price, the amount not to be capitalized will be half of the adjusted issue price. Any yen fractions arising from the calculation shall be discarded.

12. Initial Date in Reckoning of New Share Acquisition Right Dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

13. Payment Handling Bank for Exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Main Office
1-2 Yurakucho 1-Chome, Chiyoda-Ku, Tokyo, Japan

14. Location to Request Exercise of New Share Acquisition Rights

Sumitomo Corporation
8-11 Harumi 1-chome, Chuo-Ku, Tokyo, Japan

###

For Immediate Release
(This is an English translation of the Japanese original)

July 31, 2003

To Whom It May Concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Exercise Price of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (hereafter referred to as the "Company") hereby announces the following decisions made pertaining to the exercise price (the amount to be paid upon exercise of new share acquisition rights) of which the Board of Directors, at a meeting held on July 30, 2003, resolved the issuance of new share acquisition rights as stock options to Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company (hereafter referred to as "Company directors and others"), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1. Amount to be Paid upon Exercise of New Share Acquisition Rights

The exercise price per share shall be JPY 632.
If the Company issues the new shares at a price below market price, the exercise price shall be adjusted using the following formula and then rounded up to eliminate any yen fractions arising from the adjustment. This formula shall not be utilized in circumstances such as the conversion of convertible bonds, the exercise of new share acquisition rights or new share subscription rights, and public stock offerings that have a fair issue price for the stock.

$$\text{POST-ADJUSTMENT EXERCISE PRICE} = \text{PRE-ADJUSTMENT EXERCISE PRICE} \times \frac{\text{NUMBER OF SHARES ALREADY ISSUED} + \dfrac{\text{NUMBER OF SHARES NEWLY ISSUED} \times \text{PAID-IN PRICE PER NEWLY ISSUED SHARE}}{\text{SHARE PRICE BEFORE NEW ISSUANCE}}}{\text{NUMBER OF SHARES ALREADY ISSUED} + \text{INCREASE IN NUMBER OF SHARES RESULTING FROM NEW ISSUANCE}}$$

Moreover, in the event of a stock split or a reverse stock split, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any yen fractions arising from the adjustment.

In addition to the above, in the event that an adjustment becomes necessary with respect to the exercise price due to a merger between the Company and any other entity or a business succession for corporate division of the Company, such adjustment shall be carried out to a reasonable extent and in an appropriate manner.

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